Continental Minerals Corporation

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 681 - 2741
Toll Free 1 800 667 - 2114
http://www.hdgold.com

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to report on the considerable progress made by Continental in preparation for the upcoming Annual General Meeting to be held on Monday, June 19, 2006. Attached is a copy of proxy materials providing information regarding the business to be covered at the meeting, and information about Continental, its Directors and related matters. Please review the materials and return your proxy in accordance with the instructions in the circular. If you have any questions about this procedure, please contact me or our Investor Services department.

In January 2006, I was honored to be appointed Continental’s President and Chief Executive Officer at such a crucial time in the Company’s development. As Director of Advanced Projects and Evaluations for Barrick Gold, I was quite familiar with the Xietongmen Project and wanted to contribute to the efforts to realize its great potential. This is why I am excited to be leading a dynamic and experienced exploration-development team as we continue to advance the project.

Continental initiated a grid drilling program in 2005 on behalf of the Xietongmen venture, designed to systematically delineate the copper-gold mineralization at Xietongmen. Sixty-two drill holes outlined a significant new porphyry copper-gold deposit. The results demonstrate a strong continuity to the mineralization in the deposit as well as a good correlation between copper and gold values with relatively high grades for this deposit type. A preliminary estimate of the mineral resources1, announced in February 2006, at a 0.5% copper equivalent cut-off, includes:

  Measured resources of 106 million tonnes grading 0.49% copper and 0.73 g/t gold (0.91% copper-equivalent), containing 1.15 billion pounds of copper and 2.49 million ounces of gold; and

  Inferred resources of 29 million tonnes grading 0.43% copper and 0.59 g/t gold (0.78% copper-equivalent), containing 273 million pounds of copper and 550,000 ounces of gold.

In addition, one hole drilled one kilometer to the west of the Xietongmen deposit resulted in the discovery of the Langtongmen zone.

Building on these successes, Continental launched a comprehensive program for the Xietongmen Project in 2006. The program includes delineation drilling of the Xietongmen deposit, exploration drilling of several other target areas on the property (including the Langtongmen zone), and extensive engineering, environmental and socio-economic baseline studies. The studies are designed to collect the necessary information for a feasibility study and environmental and socio-economic impact assessments, and are targeted for completion in 2007.

As part of its commitment to responsible mineral development, Continental is conducting an engagement program, designed to establish an active dialogue with local residents in the Tibetan villages and with the various authorities in the region. The goal is to ensure that the activities provide direct, tangible benefits for local residents and communities in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management. During the early exploration stage, the program has provided employment opportunities for local residents, assisted community schools to acquire operating resources, and been involved in other activities such as repairs to local irrigation systems. The community engagement program along with other project activities will be expanded in 2006. Formal baseline socio-economic and environmental studies are in progress and additional local training and hiring initiatives have begun with the appointment of a community liaison manager.

In April 2006, Continental held a 50% interest in the Xietongmen property, and preliminary agreements between Continental and certain principal shareholders of its partner in the venture, Great China Mining Inc., were announced whereby the companies will be merged to unify 100% ownership in the Xietongmen property in Continental. Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals. Concurrently, Continental has agreed to acquire 100% interest in three surrounding properties from parties related to Great China Mining that will bring our land holdings in the area from 12 to 121 square kilometers, enhancing the potential for additional discoveries in this very promising district.

The upcoming Annual Meeting is an opportunity to share our plans for the next year and to respond to your comments and questions. I look forward to seeing you at the meeting.

Yours sincerely,

/s/ Gerald Panneton

Gerald S. Panneton

[1] Qualified Persons are Andrew Nichols, P.Eng., and Gregory Mosher, P.Geo. Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend on the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.046)